CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Maximum aggregate offering price	Amount of registration fee(1) (2)

Medium-Term Senior Notes, Series G	$50,000,000	$6,440.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act.

(2)
Pursuant to Rule 457(p) under the Securities Act, the $2,435,174.85 remaining of registration fees previously paid with respect to unsold securities registered on Registration Statement File No. 333-172554, filed on March 2, 2011 by Citigroup Funding Inc., a wholly owned subsidiary of Citigroup Inc., is being carried forward, of which $6,440.00 is offset against the registration fee due for this offering and of which $2,428,734.85 remains available for future registration fee offset.  No additional registration fee has been paid with respect to this offering.

Citigroup Inc.	June 13, 2014 Medium-Term Senior Notes, Series G Pricing Supplement No. 2014-CMTNG0146 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-192302
Fixed to Floating Rate Notes due 2034
Leveraged Callable CMS Curve Linked Notes
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The notes offered by this pricing supplement are unsecured senior debt securities issued by Citigroup Inc. As further described below, the notes will bear interest (i) in Year 1: at a rate of 10.00% per annum and (ii) in Years 2 to maturity: subject to our redemption right, at a variable rate per annum equal to 9 times the modified CMS reference index, subject to a maximum interest rate of 10.00% per annum for any quarterly interest payment period and a minimum interest rate of 0.00% per annum.  The modified CMS reference index will be equal to the CMS reference index minus 0.25%.  The CMS reference index will be equal to the 30-year Constant Maturity Swap Rate (“CMS30”) minus the 5-year Constant Maturity Swap Rate (“CMS5”), as determined on the second U.S. government securities business day prior to the beginning of the relevant quarterly interest payment period.  The notes provide the opportunity to receive an above-market interest rate in Year 1; however, subject to our redemption right, for each quarterly interest payment period in Years 2 to maturity, the interest payments on the notes, if any, will vary.  In particular, beginning on June 18, 2015, if the modified CMS reference index on any CMS reference determination date is less than or equal to 0.00% (i.e., if CMS30 is less than or equal to CMS5 plus 0.25%), you will not earn any interest during the related quarterly interest payment period.  We may call the notes for mandatory redemption in whole and not in part on any interest payment date beginning on June 18, 2015.

▪	All payments due on the notes are subject to the credit risk of Citigroup Inc. If we default on our obligations, you may not receive any payments owed to you under the notes.
KEY TERMS
Issuer:	Citigroup Inc.
Aggregate stated principal amount:	$50,000,000
Stated principal amount:	$1,000 per note
Pricing date:	June 13, 2014
Issue date:	June 18, 2014
Maturity date:	June 18, 2034
Payment at maturity:	Unless earlier redeemed by us, at maturity you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.
Interest:
From and including the issue date to but excluding June 18, 2015:
For each quarterly interest payment period, 10.00% per annum
Unless earlier redeemed by us, from and including June 18, 2015 to but excluding the maturity date (the “floating interest rate period”):
For each quarterly interest payment period, a variable rate per annum equal to the leverage factor times the modified CMS reference index; subject to the minimum interest rate and the maximum interest rate
The modified CMS reference index applicable to a quarterly interest payment period during the floating interest rate period will be determined on the related CMS reference determination date.
After June 18, 2015, it is possible that you could receive little or no interest on the notes.  In particular, after the first year, if the modified CMS reference index on any CMS reference determination date is less than or equal to 0.00%, you will not earn any interest during the related quarterly interest payment period.

Leverage factor:	9
Quarterly interest payment period:	Each three-month period from and including an interest payment date (or the issue date, in the case of the first quarterly interest payment period) to but excluding the next interest payment date
Interest payment dates:	The 18th day of each March, June, September and December, beginning on September 18, 2014 and ending on the maturity date or the redemption date
CMS reference determination dates:	Two (2) U.S. government securities business days prior to the beginning of each quarterly interest payment period during the floating interest rate period
Maximum interest rate:	10.00% per annum for any quarterly interest payment period during the floating interest rate period
Minimum interest rate:	0.00% per annum for any quarterly interest payment period during the floating interest rate period
CMS reference index:	The 30-year Constant Maturity Swap Rate (“CMS30”) minus the 5-year Constant Maturity Swap Rate (“CMS5”). See “Description of the Notes—Determination of CMS30 and CMS5” below.
Modified CMS reference index:	The CMS reference index minus 0.25%
Redemption:
We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on June 18, 2015, upon not less than five business days’ notice.  Following an exercise of our call right, you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

CUSIP / ISIN:	1730T0R50 / US1730T0R502
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to Issuer(2)
Per note:	$1,000	$30	$970
Total:	$50,000,000	$1,500,000	$48,500,000
(1) On the date of this pricing supplement, the estimated value of the notes is $932.00 per note, which is less than the issue price.  The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.
(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $30 for each $1,000 note sold in this offering. The actual underwriting fee will be equal to the selling concession paid to selected dealers. The per note proceeds to Citigroup Inc. above represents the minimum per note proceeds to Citigroup Inc., assuming the maximum per note underwriting fee. Certain selected dealers, including Morgan Stanley & Co. LLC, and their financial advisors will collectively receive from CGMI a fixed selling concession of $30 for each $1,000 note they sell. The total underwriting fee and proceeds to issuer shown above gives effect to the actual amount of this variable underwriting fee. CGMI will pay certain other selected dealers a variable selling concession of up to $30 for each $1,000 note they sell. Additionally, it is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors Relating to the Notes” beginning on page PS-2.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, each of which can be accessed via the hyperlink below.

Prospectus Supplement and Prospectus each dated November 13, 2013

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.
Fixed to Floating Rate Notes due 2034 Leveraged Callable CMS Curve Linked Notes

Risk Factors Relating to the Notes

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the relative values of CMS30 and CMS5, and other events that are difficult to predict and beyond our control.

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After the First Year, the Notes Will Pay Interest that Is Based on the Level of the CMS Reference Index and May Be as Low as 0.00% Per Annum on One or More Interest Payment Dates.  The interest payments beginning one year after issuance on the notes will vary based on fluctuations in the modified CMS reference index.  If the modified CMS reference index narrows, interest payments on the notes will be reduced, and if the modified CMS reference index is 0.00% per annum for any interest payment period, the notes will pay no interest at all for that interest payment period.  The CMS reference index is influenced by many complex economic factors and is impossible to predict.  After the first year, it is possible that the notes will pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire remaining term of the notes.  Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in the notes, in real value terms, if you receive below-market or no interest payments after the first year of the term of the notes. For examples setting forth hypothetical interest payments on the notes, see “Hypothetical Examples” below.

▪
The Notes May Pay Below-market or No Interest if Short-term Interest Rates Rise.  Although there is no single factor that determines the spread between two constant maturity swap rates, the spreads have historically tended to fall when short-term interest rates rise.  Short-term interest rates have historically been highly sensitive to the monetary policy of the Federal Reserve Board.  Accordingly, one significant risk assumed by investors in the notes is that the Federal Reserve Board may pursue a policy of raising short-term interest rates, which, if historical patterns hold, would lead to a decrease in the level of the CMS reference index.  In that event, the interest rate payable on the notes beginning one year after issuance may decline significantly, possibly to 0.00% per annum.  It is important to understand, however, that short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates.  Furthermore, it is important to understand that the CMS reference index may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors.

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The Level of the CMS Reference Index May Be Lower than Other Market Interest Rates.  The floating interest rate on the notes will not necessarily move in line with general U.S. market interest rates or even constant maturity swap rates and, in fact, may move inversely with general U.S. market interest rates, as described in the preceding risk factor.  For example, if there is a general increase in constant maturity swap rates but shorter-term rates rise more than longer-term rates, the CMS reference index will decrease, as will the interest rate payable on the notes beginning one year after issuance. Accordingly, the notes are not appropriate for investors who seek floating interest payments based on general market interest rates.

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The Interest Rate Applicable to the Notes Will be Subject to a Maximum Per Annum Rate.  The interest rate applicable to the notes cannot exceed 10.00% per annum for any quarterly interest payment period.  This maximum interest rate will limit the amount of interest you may be paid on the notes to a maximum of $25.00 per note per quarterly interest payment period.  As a result, if the CMS reference index applicable to any quarterly interest payment period during the floating interest rate period is greater than approximately 1.361% (taking into account that the modified CMS reference index will be multiplied by 9 on the applicable CMS reference determination date), the notes will provide you less interest income than an investment in a similar instrument that is not subject to a maximum per annum interest rate.  For examples setting forth hypothetical interest payments on the notes, see “Hypothetical Examples” below.

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The CMS Reference Index Applicable to Any Interest Payment Period Will Be Reduced by 0.25%.  Unless earlier redeemed, from and including June 18, 2015 to but excluding the maturity date, when determining the interest rate applicable to each quarterly interest payment period, 0.25% will be deducted from the level of the CMS reference index on the relevant CMS reference determination date to determine the modified CMS reference index. As a result, the effective yield on your notes will be less than that which would be payable on a security paying interest directly linked to the level of the CMS reference index without any deduction.

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Secondary Market Sales of the Notes May Result in a Loss of Principal.  You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or until the date when the notes are called. The value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity or the date when the notes are called, you may receive less than your initial investment.

▪
The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes.  We may call all of the notes for mandatory redemption on any interest payment date beginning June 18, 2015 upon not less than five business days’ notice. In the event that we call the notes, you will receive the stated principal amount of your investment in the notes and any accrued and unpaid interest. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes and you may have to reinvest the proceeds in a lower interest rate environment.

June 2014	PS-2

Citigroup Inc.
Fixed to Floating Rate Notes due 2034 Leveraged Callable CMS Curve Linked Notes

▪
The Relative Values of CMS30 and CMS5 Will Affect Our Decision to Call the Notes.  It is more likely we will call the notes prior to their maturity date if the CMS reference index results in interest accruing on the notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Inc. of comparable maturity. If we call the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

▪
The Notes Are Subject to the Credit Risk of Citigroup Inc., and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Value of the Notes.  You are subject to the credit risk of Citigroup Inc.  If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any decline, or anticipated decline, in our credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

▪
The Notes Will Not Be Listed on Any Securities Exchange and You May Not Be Able to Sell Your Notes Prior to Maturity.  The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis.  Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity.  Accordingly, an investor must be prepared to hold the notes until maturity.

▪
The Estimated Value of the Notes on the Pricing Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding Rate, Is Less than the Issue Price.  The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price.  These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes.  These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you.  The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes.  See “The Estimated Value of the Notes Would Be Lower if it Were Calculated Based on Our Secondary Market Rate” below.

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The Estimated Value of the Notes Was Determined for Us by Our Affiliate Using Proprietary Pricing Models.  CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models.  In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the CMS reference index and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours.  Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes.  Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes.  You should not invest in the notes because of the estimated value of the notes.  Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

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The Estimated Value of the Notes Would be Lower if it Were Calculated Based on Our Secondary Market Rate.  The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than the market rate implied by traded instruments referencing our debt obligations in the secondary market for those debt obligations, which we refer to as our secondary market rate.  If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower.  We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences.  Our internal funding rate is not the same as the rate at which interest is payable on the notes.

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The Estimated Value of the Notes Is Not an Indication of the Price, if any, at which CGMI or Any Other Person May Be Willing to Buy the Notes from You in the Secondary Market.  Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor.  Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used.  In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions.  As a result, it is likely that any secondary market price for the notes will be less than the issue price.

June 2014	PS-3

Citigroup Inc.
Fixed to Floating Rate Notes due 2034 Leveraged Callable CMS Curve Linked Notes

▪
The Price at Which You May Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest.  We believe that the value of the notes in any secondary market at any time will be affected by the CMS reference index at that time and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the value of the notes of a change in a specific factor, assuming all other conditions remain constant.

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The CMS Reference Index. We expect that the value of the notes at any time will depend on whether and to what degree, if any, CMS30 exceeds CMS5 by more than 0.25%.  In general, we expect that a decrease in the CMS reference index will cause a decrease in the value of the notes because the interest, if any, payable on the notes will depend on the CMS reference index. Conversely, in general, we expect that an increase in the CMS reference index may tend to cause an increase in the value of the notes. However, an increase in the CMS reference index may increase the likelihood of the notes being called. CMS30, CMS5 and the economic relationship between the two will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

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Volatility of the CMS Reference Index.  Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the CMS reference index changes, the value of the notes may change.

▪	Call Right. Our ability to call the notes prior to their maturity date is likely to limit their value. If we did not have the right to call the notes, their value could be significantly different.

▪	Interest Rates. We expect that the value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the value of the notes may decrease.

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Time Premium or Discount.  As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the CMS reference index, which disparity is expected to be larger the longer the time remaining to the maturity of the notes. A “time premium” or “discount” results from expectations concerning the value of the CMS reference index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the value of the notes.

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Hedging Activities.  Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, based upon CMS30, CMS5, the CMS reference index, or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates or we may profit from our hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Inc.’s affiliate CGMI may be willing to purchase your notes in the secondary market.

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Creditworthiness of Citigroup Inc. Actual or anticipated changes in our creditworthiness, as reflected in our secondary market rate, may affect the value of the notes. The notes are subject to our credit risk.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the value of the notes attributable to another factor.

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Immediately Following Issuance, any Secondary Market Bid Price Provided by CGMI, and the Value that Will Be Indicated on Any Brokerage Account Statements Prepared by CGMI or its Affiliates, Will Reflect a Temporary Upward Adjustment.  The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period.  See “Valuation of the Notes” in this pricing supplement.

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The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity.  Unless called by us, from and including June 18, 2015 to but excluding the maturity date, the notes will bear interest at a variable rate per annum equal to the leverage factor of 9 times the modified CMS reference index; subject to the minimum interest rate of 0.00% per annum and the maximum interest rate of 10.00% per annum for any quarterly interest payment period. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Inc. of comparable maturity.

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The Historical Value of the CMS Reference Index Is Not an Indication of the Future Value of the CMS Reference Index.  The historical value of the CMS reference index, which is included in this pricing supplement, should not be taken as an indication of the future value of the CMS reference index during the term of the notes. Changes in the relative values of CMS30 and CMS5 will affect the value of the modified CMS reference index and thus the value of and interest payments on the notes, but it is impossible to predict whether the relative values of CMS30 and CMS5 will rise or fall. The historical values do not give effect to the 0.25% deduction reflected in the calculation of the modified CMS reference index.

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One of Our Affiliates Participates in the Determination of CMS30 and CMS5.  CMS30 and CMS5 are determined based on a poll of dealers in interest rate swaps selected by the International Swaps and Derivatives Association, Inc.  One of our affiliates is a participant in the poll that determines CMS30 and CMS5, among other constant maturity swap

June 2014	PS-4

Citigroup Inc.
Fixed to Floating Rate Notes due 2034 Leveraged Callable CMS Curve Linked Notes

rates, and its participation in that poll may have an effect on CMS30 and CMS5.  Any such effect on CMS30 and CMS5 may adversely affect holders of the notes.  In participating in that poll, our affiliate has no obligation to consider your interests as an investor in the notes.

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The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes.  Citibank, N.A., which is acting as the calculation agent for the notes, is an affiliate of ours.  As calculation agent, Citibank, N.A. will determine the CMS reference index on any interest determination date and will calculate the interest payable to you on each interest payment date. Any of these determinations made by Citibank, N.A., in its capacity as calculation agent, including with respect to the calculation of the CMS30 or CMS5 in the event of their unavailability, may adversely affect the payments to you on any interest payment date.

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Citigroup Inc.’s Hedging Activity Could Result in a Conflict of Interest.  In anticipation of the sale of the notes, one or more of our affiliates have entered into hedge transactions. This hedging activity likely involves trading in instruments, such as options, swaps or futures, based upon CMS30, CMS5 and the CMS reference index. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate CGMI may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the value of the notes declines.

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Our Offering of the Notes Does Not Constitute a Recommendation to Invest in an Instrument Linked to the CMS Reference Index.  You should not take our offering of the notes as an expression of our views about how the CMS reference index will perform in the future or as a recommendation to invest in any instrument linked to the CMS reference index, including the notes.  As we are part of a global financial institution, our affiliates may, and often do, have positions (including short positions), and may publish research or express opinions, that in each case conflict with an investment in the notes.  You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

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The Manner in Which CMS30 and CMS5 are Calculated May Change in the Future.  The method by which CMS30 and CMS5 are calculated may change in the future, as a result of governmental actions, actions by the publisher of CMS30 and CMS5 or otherwise.  We cannot predict whether the method by which CMS30 or CMS5 is calculated will change or what the impact of any such change might be.  Any such change could affect the level of the CMS reference index in a way that has a significant adverse effect on the notes.

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You Will Have No Rights Against the Publisher of CMS30 and CMS5.  You will have no rights against the publisher of CMS30 and CMS5 even though the amount you receive on an interest payment date will depend upon the value of the CMS reference index. The publisher of CMS30 and CMS5 is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

June 2014	PS-5

Citigroup Inc.
Fixed to Floating Rate Notes due 2034 Leveraged Callable CMS Curve Linked Notes

Description of the Notes

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus in connection with your investment in the notes. The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filing for November 13, 2013 on the SEC Web site):

Prospectus Supplement and Prospectus each dated November 13, 2013:
http://www.sec.gov/Archives/edgar/data/831001/000119312513440005/d621350d424b2.htm

General

The Leveraged Callable CMS Curve Linked Fixed to Floating Rate Notes due 2034 (the “notes”) are callable securities offered by Citigroup Inc. and have a maturity of approximately twenty years.

For one year after issuance, from and including June 18, 2014 to but excluding June 18, 2015, the interest rate on the notes is fixed at a rate of 10.00% per annum.  Unless the notes are called by us, from and including June 18, 2015 to but excluding the maturity date, the per annum interest rate on the notes will be variable and will be reset quarterly based on the difference between the 30-year Constant Maturity Swap Rate (“CMS30”), and the 5-year Constant Maturity Swap Rate (“CMS5”) (as described in the section “—Interest” below). Constant maturity swap rates measure the market fixed coupon rate that is to be paid in exchange for a floating three-month-LIBOR-based rate for a specified period of time.

Unless earlier redeemed, the notes mature on June 18, 2034 (the “maturity date”).  If the maturity date falls on a day that is not a business day, the payment to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if made on the maturity date, and no additional interest will accrue as a result of such delayed payment.  We may call the notes, in whole and not in part, for mandatory redemption on any quarterly interest payment date beginning June 18, 2015 upon not less than five business days’ notice.  Following an exercise of our call right, you will receive an amount in cash equal to 100% of the stated principal amount of notes you then hold, plus any accrued and unpaid interest.  The notes do not provide for any redemption at your option prior to maturity.

The notes are unsecured senior debt securities issued by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.  All payments on the notes are subject to the credit risk of Citigroup Inc.

Each note represents a stated principal amount of $1,000.  You may transfer the notes only in units of $1,000 and integral multiples of $1,000.  You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the notes and of the senior debt indenture under which the notes will be issued.

Interest

For one year after issuance, from and including June 18, 2014 to but excluding June 18, 2015, the notes bear interest at a rate of 10.00% per annum.

Unless the notes are called by us, from and including June 18, 2015 to but excluding the maturity date (such period, the “floating interest rate period”), the rate at which interest will accrue on the notes will vary and may be zero.

We will pay interest, if any, in cash quarterly on the 18th day of each March, June, September and December, beginning September 18, 2014 and ending on the maturity date or the redemption date, each an “interest payment date.”  Each three-month period from and including an interest payment date (or the issue date, in the case of the first quarterly interest payment period) to but excluding the next interest payment date is a “quarterly interest payment period.” For each quarterly interest payment period beginning on or after June 18, 2015, the interest rate will be reset on the second U.S. government securities business day prior to the beginning of each such quarterly interest payment period, which we refer to as a “CMS reference determination date.” During each quarterly interest payment period, interest will be calculated on the basis of a 360-day year

June 2014	PS-6

Citigroup Inc.
Fixed to Floating Rate Notes due 2034 Leveraged Callable CMS Curve Linked Notes

consisting of twelve 30-day months.  The amount of each interest payment, if any, will equal (i) the stated principal amount of the notes multiplied by the interest rate in effect during the applicable quarterly interest payment period divided by (ii) 4.

Unless called by us, during the floating interest rate period, the notes bear interest during each quarterly interest payment period at a variable rate per annum equal to the leverage factor of 9 times the modified CMS reference index; subject to the minimum interest rate of 0.00% per annum and the maximum interest rate of 10.00% per annum.

The “modified CMS reference index” equals the CMS reference index minus 0.25%. The “CMS reference index” equals CMS30 minus CMS5, each as published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on the applicable CMS reference determination date.

For any quarterly interest payment period beginning on or after June 18, 2015, no interest will be payable on the notes if CMS30 is less than or equal to CMS5 plus 0.25% on the related CMS reference determination date.  As a result, the amount of any quarterly interest payment will vary and could be zero on any interest payment date after June 18, 2015.  Additionally, because the interest applicable to the notes cannot exceed 10.00% per annum, the amount of interest, if any, payable on the notes for any quarterly interest payment period will not exceed $25.00 per note even if the CMS reference index applicable to such quarterly interest payment period is greater than approximately 1.361% (taking into account that the modified CMS reference index will be multiplied by 9 on the applicable CMS reference determination date). Furthermore, beginning on June 18, 2015, we have the right to call the notes for mandatory redemption on any interest payment date. We are more likely to call the notes at a time when interest is accruing on the notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Inc. of comparable maturity.  If we call the notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” above for further information.

Interest, if any, will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date, except that interest payable at maturity or upon redemption will be paid to the persons who hold the notes at maturity or redemption, as applicable. If an interest payment date falls on a day that is not a business day, the interest payment to be made on that interest payment date will be made on the next succeeding business day, unless that day falls in the next calendar month, in which case the interest payment date will be the first preceding business day. Such payment will have the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of delayed payment.

A “business day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

A “U.S. government securities business day” means any day that is not a Saturday, a Sunday or a day on which The Securities Industry and Financial Markets Association’s U.S. holiday schedule recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Payment at Maturity

The notes will mature on June 18, 2034. Subject to the credit risk of Citigroup Inc., at maturity, unless we have previously called your notes, you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

Determination of CMS30 and CMS5

If a rate for CMS30 or CMS5 is not published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) on any U.S. government securities business day on which the rate for CMS30 and CMS5 is required, then the calculation agent will determine the applicable rate on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “reference banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a 30-year or 5-year maturity, as applicable, commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to U.S. Dollar LIBOR with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the reference banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the applicable rate will be determined by the calculation agent in good faith and using its reasonable judgment.

June 2014	PS-7

Citigroup Inc.
Fixed to Floating Rate Notes due 2034 Leveraged Callable CMS Curve Linked Notes

Call Right

We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning June 18, 2015, upon not less than five business days’ notice to holders of the notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the stated principal amount of notes you then hold, plus any accrued and unpaid interest.

So long as the notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder; Defeasance

The notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the notes and will also hold the global security representing the notes as custodian for DTC. The Bank of New York Mellon, as trustee under an indenture dated as of November 13, 2013, will serve as trustee for the notes.

The CUSIP for the notes is 1730T0R50. The ISIN for the notes is US1730T0R502.

Calculation Agent

The calculation agent for the notes will be Citibank, N.A., an affiliate of Citigroup Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Inc. and the holders of the notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

June 2014	PS-8

Citigroup Inc.
Fixed to Floating Rate Notes due 2034 Leveraged Callable CMS Curve Linked Notes

Hypothetical Examples

The table below presents examples of hypothetical quarterly interest payments during the floating interest rate period based on various hypothetical CMS reference index values.  The figures below have been rounded for ease of analysis. The table and the following examples of hypothetical interest payment calculations are based on the following terms:

▪	Principal amount: $1,000

▪	Leverage factor: 9

▪	Maximum Interest Rate: 10.00% per annum

As illustrated below, if CMS30 is less than or equal to CMS5 plus 0.25% on the applicable CMS reference determination date, the floating interest rate will be the minimum interest rate of 0.00% per annum and no interest will accrue on the notes for the related quarterly interest payment period.  If, on the other hand, the CMS reference index is greater than approximately 1.361% (taking into account that the modified CMS reference index will be multiplied by 9 on the applicable CMS reference determination date), the floating rate of interest for the related quarterly interest payment period will be limited to the maximum interest rate of 10.00% per annum and you will not receive any interest in excess of that maximum per annum rate.

The examples are for purposes of illustration only and would provide different results if different assumptions were made.  The actual interest payments during the floating interest rate period will depend on the actual value of the modified CMS reference index on each CMS reference determination date.  The applicable interest rate for each quarterly interest payment period will be determined on a per-annum basis but will apply only to that quarterly interest payment period.

Hypothetical CMS Reference Index(1)	Hypothetical Interest Rate per Annum(2)	Hypothetical Quarterly Interest Payment(3)
-1.000%	0.00%	$0.00
-0.800%	0.00%	$0.00
-0.600%	0.00%	$0.00
-0.400%	0.00%	$0.00
-0.200%	0.00%	$0.00
0.000%	0.00%	$0.00
0.200%	0.00%	$0.00
0.250%	0.00%	$0.00
0.400%	1.35%	$3.38
0.600%	3.15%	$7.88
0.800%	4.95%	$12.38
1.000%	6.75%	$16.88
1.200%	8.55%	$21.38
1.361%	10.00%	$25.00
1.400%	10.00%	$25.00
1.600%	10.00%	$25.00
1.800%	10.00%	$25.00
2.000%	10.00%	$25.00
2.200%	10.00%	$25.00
2.400%	10.00%	$25.00
2.600%	10.00%	$25.00
2.800%	10.00%	$25.00
3.000%	10.00%	$25.00
_______________________________
(1) Hypothetical CMS reference index = (CMS30 – CMS5), where CMS30 and CMS5 are determined on the second U.S. government securities business day prior to the beginning of the applicable quarterly interest payment period.
(2) Hypothetical interest rate per annum for the quarterly interest payment period = leverage factor × (CMS reference index – 0.25%), subject to the minimum interest rate and the maximum interest rate.
(3) Hypothetical quarterly interest payment on the note = (hypothetical interest rate per annum × $1,000) / 4.

June 2014	PS-9

Citigroup Inc.
Fixed to Floating Rate Notes due 2034 Leveraged Callable CMS Curve Linked Notes

Historical Information

The CMS Reference Index

The following graph shows the daily values of the CMS reference index for each day such value was available from January 2, 2004 through June 13, 2014 using historical data obtained from Bloomberg, without giving effect to the 0.25% deduction reflected in the calculation of the modified CMS reference index.  The historical values of the CMS reference index should not be taken as an indication of the future values of the CMS reference index or the future performance of either rate used to calculate the CMS reference index during the term of the notes or what the value of the notes may be. Any historical upward or downward trend in the CMS reference index during any period set forth below is not an indication that the CMS reference index is more or less likely to increase or decrease at any time over the term of the notes.

The value of the CMS reference index at 11:00 a.m. (New York time) on June 13, 2014 was 1.593%.

United States Federal Income Tax Considerations

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, based on current market conditions, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion assumes this treatment is respected.

If you are a U.S. Holder, you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.  The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes as determined under the projected payment schedule.

Although it is not entirely clear how the comparable yield and projected payment schedule must be determined when a debt instrument may be redeemed by the issuer prior to maturity, we have determined that the comparable yield for a note is a rate of 4.457%, compounded quarterly, and that the projected payment schedule with respect to a note consists of the following payments:

June 2014	PS-10

Citigroup Inc.
Fixed to Floating Rate Notes due 2034 Leveraged Callable CMS Curve Linked Notes

September 18, 2014	$25.000	September 18, 2019	$6.067	September 18, 2024	$0.468	September 18, 2029	$10.773
December 18, 2014	$25.000	December 18, 2019	$5.249	December 18, 2024	$0.572	December 18, 2029	$11.618
March 18, 2015	$25.000	March 18, 2020	$4.526	March 18, 2025	$0.713	March 18, 2030	$12.460
June 18, 2015	$25.000	June 18, 2020	$3.964	June 18, 2025	$0.885	June 18, 2030	$13.304
September 18, 2015	$25.000	September 18, 2020	$3.360	September 18, 2025	$1.121	September 18, 2030	$14.163
December 18, 2015	$25.000	December 18, 2020	$2.851	December 18, 2025	$1.380	December 18, 2030	$15.042
March 18, 2016	$25.000	March 18, 2021	$2.418	March 18, 2026	$1.673	March 18, 2031	$15.892
June 18, 2016	$25.000	June 18, 2021	$2.042	June 18, 2026	$1.999	June 18, 2031	$16.628
September 18, 2016	$25.000	September 18, 2021	$1.701	September 18, 2026	$2.359	September 18, 2031	$17.507
December 18, 2016	$24.688	December 18, 2021	$1.342	December 18, 2026	$2.925	December 18, 2031	$18.373
March 18, 2017	$21.807	March 18, 2022	$1.039	March 18, 2027	$3.515	March 18, 2032	$19.221
June 18, 2017	$19.298	June 18, 2022	$0.804	June 18, 2027	$4.035	June 18, 2032	$20.149
September 18, 2017	$16.959	September 18, 2022	$0.596	September 18, 2027	$4.696	September 18, 2032	$21.011
December 18, 2017	$14.908	December 18, 2022	$0.389	December 18, 2027	$5.372	December 18, 2032	$21.824
March 18, 2018	$13.177	March 18, 2023	$0.241	March 18, 2028	$6.077	March 18, 2033	$22.665
June 18, 2018	$11.677	June 18, 2023	$0.057	June 18, 2028	$6.881	June 18, 2033	$23.547
September 18, 2018	$10.284	September 18, 2023	$0.027	September 18, 2028	$7.644	September 18, 2033	$24.349
December 18, 2018	$9.030	December 18, 2023	$0.020	December 18, 2028	$8.417	December 18, 2033	$25.000
March 18, 2019	$7.968	March 18, 2024	$0.067	March 18, 2029	$9.192	March 18, 2034	$25.000
June 18, 2019	$6.948	June 18, 2024	$0.269	June 18, 2029	$9.965	June 18, 2034	$1,025.000

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

Upon the sale or exchange of the notes (including retirement upon redemption or at maturity), you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes.  Your adjusted tax basis will equal your purchase price for the notes increased by interest income previously included on the notes (without regard to the adjustments described above) and decreased by prior payments according to the projected payment schedule.  Any gain generally will be treated as ordinary income, and any loss will be treated as ordinary income to the extent of prior net interest inclusions on the note and as capital loss thereafter.

If you are a Non-U.S. Holder of notes, you generally will not be subject to U.S. federal withholding or income tax in respect of amounts paid to you on the notes provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.  See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement.  The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

June 2014	PS-11

Citigroup Inc.
Fixed to Floating Rate Notes due 2034 Leveraged Callable CMS Curve Linked Notes

Plan of Distribution; Conflicts of Interest

The terms and conditions set forth in the Global Selling Agency Agreement dated November 13, 2013 among Citigroup Inc. and the Agents listed on Schedule I thereto, including CGMI, govern the sale and purchase of the notes.

CGMI, acting as principal, has agreed to purchase from Citigroup Inc., and Citigroup Inc. has agreed to sell to CGMI, $50,000,000 aggregate stated principal amount of notes (50,000 notes) for a minimum of $970 per note. CGMI proposes to offer the notes to certain dealers at the public offering price less a selling concession as described in this paragraph. CGMI will pay selected dealers, including Morgan Stanley & Co. LLC, and their financial advisors a fixed selling concession of $30 for each $1,000 note they sell. CGMI will pay certain other selected dealers a variable selling concession of up to $30 for each $1,000 note they sell. If all of the notes are not sold at the initial offering price, CGMI may change the public offering price and other selling terms.

In order to hedge its obligations under the notes, Citigroup Inc. has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Estimated Value of the Notes on the Pricing Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding Rate, Is Less than the Issue Price” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

The notes will not be listed on any exchange.

CGMI is an affiliate of Citigroup Inc.  Accordingly, the offering will conform to the requirements set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

Benefit Plan Investor Considerations

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”) should consider the fiduciary standards of ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment in the notes.  Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the “Code”) prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, “Plans”), from engaging in certain transactions involving the “plan’s assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code (in either case, “Parties in Interest”) with respect to such Plans.  As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans.  Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less than, adequate consideration in connection with the transaction (the so-called “service provider exemption”).  There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes and assets of a Plan.

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.  Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) it is not a Plan and its

June 2014	PS-12

Citigroup Inc.
Fixed to Floating Rate Notes due 2034 Leveraged Callable CMS Curve Linked Notes

purchase and holding of the notes is not made on behalf of or with “plan assets” of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“Similar Laws”).  Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The notes are contractual financial instruments.  The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes.  The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws.  The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models.  CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”).  CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate.  CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Risk Factors Relating to the Notes—The Price at Which You May Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, but not including our creditworthiness.  These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately six months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined.  This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes.  The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes will be valid and binding obligations of Citigroup Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinion set forth below of Michael J. Tarpley, Associate General Counsel-Capital Markets of Citigroup Inc. In addition, this opinion is subject to the

June 2014	PS-13

Citigroup Inc.
Fixed to Floating Rate Notes due 2034 Leveraged Callable CMS Curve Linked Notes

assumptions set forth in the letter of Davis Polk & Wardwell LLP dated November 13, 2013, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on November 13, 2013, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of the trustee and that none of the terms of the notes, nor the issuance and delivery of the notes, nor the compliance by Citigroup Inc. with the terms of the notes, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Inc. or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Inc.

In the opinion of Michael J. Tarpley, Associate General Counsel-Capital Markets of Citigroup Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed, and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Inc., and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Michael J. Tarpley, or other internal attorneys with whom he has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to his satisfaction, of such corporate records of Citigroup Inc., certificates or documents as he has deemed appropriate as a basis for the opinions expressed above. In such examination, he or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to him or such persons as originals, the conformity to original documents of all documents submitted to him or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

Contact Information

Clients of Morgan Stanley Wealth Management may contact their local Morgan Stanley branch office or the Morgan Stanley principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number 212-762-9666).  All other clients may contact their local brokerage representative.

© 2014 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

June 2014	PS-14